SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of  January 2002




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  First quarter report of fiscal 2002 - January 18, 2002

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statements on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

                      Consolidated financial statements of
                                 CGI Group Inc.
                  For the three months ended December 31, 2001

CGI Group Inc.
Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)
=======================================================================================================================
                                                                                      Three months ended December 31,
                                                                                       2001                    2000
-----------------------------------------------------------------------------------------------------------------------
                                                                                           $                         $
Revenue                                                                              520,783                   334,179
-----------------------------------------------------------------------------------------------------------------------

Operating expenses
      Costs of services, selling and administrative expenses                         439,535                   289,821
      Research                                                                         4,305                     2,490
-----------------------------------------------------------------------------------------------------------------------
                                                                                     443,840                   292,311
-----------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                                            76,943                    41,868
-----------------------------------------------------------------------------------------------------------------------

      Depreciation and amortization of fixed assets                                   11,144                     6,837
      Amortization of contract costs                                                  13,240                     5,467
-----------------------------------------------------------------------------------------------------------------------
                                                                                      24,384                    12,304
-----------------------------------------------------------------------------------------------------------------------
Earnings before the following items                                                   52,559                    29,564
-----------------------------------------------------------------------------------------------------------------------

Interest
      Long-term debt                                                                    (826)                     (862)
      Other                                                                               50                       (38)
      Income                                                                             362                       545
-----------------------------------------------------------------------------------------------------------------------
                                                                                        (414)                     (355)
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, entity subject to significant influence
      and amortization of goodwill                                                    52,145                    29,209

Income taxes                                                                          21,533                    13,074
-----------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence
      and amortization of goodwill                                                    30,612                    16,135

Entity subject to significant influence                                                   --                         7
-----------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                                              30,612                    16,142

Amortization of goodwill, net of income taxes                                             --                     5,720
-----------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          30,612                    10,422
=======================================================================================================================

Weighted average number of outstanding Class A
      subordinate shares and Class B shares                                      369,406,415               275,663,540
=======================================================================================================================

Basic and diluted earnings per share before amortization of goodwill (Note 2)           0.08                      0.06
=======================================================================================================================

Basic and diluted earnings per share (Note 2)                                           0.08                      0.04
=======================================================================================================================
Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)
=======================================================================================================================
                                                                                     Three months ended December 31,
                                                                                     2001                       2000
-----------------------------------------------------------------------------------------------------------------------
                                                                                           $                         $
Retained earnings, beginning of period                                               245,945                   183,156
Share issue costs (Note 2)                                                            (3,800)                       --
Net earnings                                                                          30,612                    10,422
-----------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                     272,757                   193,578
=======================================================================================================================
                                                                                                                    2

CGI Group Inc.
Consolidated balance sheets
(in thousands of Canadian dollars) (unaudited)
---------------------------------------------------------------------------------------------------
                                                       As at December 31,       As at September 30,
                                                             2001                      2001
---------------------------------------------------------------------------------------------------
                                                                    $                           $
Assets
Current assets
      Cash and cash equivalents                               155,830                      46,008
      Accounts receivable                                     313,388                     320,667
      Income taxes                                              7,020                         979
      Work in progress                                         83,708                      84,838
      Prepaid expenses and other current assets                66,389                      48,931
      Future income taxes                                      15,297                      17,998
---------------------------------------------------------------------------------------------------
                                                              641,632                     519,421

Fixed assets                                                  132,563                     123,391
Contract costs and other long-term assets                     322,947                     272,403
Future income taxes                                            35,954                      32,785
Goodwill                                                    1,142,066                   1,114,793
---------------------------------------------------------------------------------------------------
                                                            2,275,162                   2,062,793
===================================================================================================

Liabilities
Current liabilities
      Accounts payable and accrued liabilities                312,673                     315,902
      Deferred revenue                                         87,896                      85,163
      Future income taxes                                      21,489                      21,013
      Current portion of long-term debt                         5,857                       7,528
---------------------------------------------------------------------------------------------------
                                                              427,915                     429,606

Future income taxes                                            45,512                      43,705
Long-term debt                                                 54,740                      32,752
Deferred credits                                               84,955                      74,813
---------------------------------------------------------------------------------------------------
                                                              613,122                     580,876
---------------------------------------------------------------------------------------------------

Shareholders' equity
      Capital stock (Note 2)                                1,341,135                   1,213,542
      Contributed surplus                                         211                         211
      Warrants (Note 2)                                        19,655                      19,655
      Retained earnings                                       272,757                     245,945
      Foreign currency translation adjustment                  28,282                       2,564
---------------------------------------------------------------------------------------------------
                                                            1,662,040                   1,481,917
---------------------------------------------------------------------------------------------------
                                                            2,275,162                   2,062,793
===================================================================================================

                                                                                                  3

CGI Group Inc.
Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)
==================================================================================================================
                                                                                  Three months ended December 31,
                                                                                    2001                    2000
------------------------------------------------------------------------------------------------------------------
                                                                                       $                       $
Operating activities
      Net earnings                                                                30,612                  10,422
      Adjustments for:
          Depreciation and amortization of fixed assets                           11,144                   6,837
          Amortization of contract costs and other long-term assets               13,240                   5,467
          Amortization of goodwill                                                    --                   6,086
          Deferred credits                                                       (13,679)                     --
          Future income taxes                                                      1,815                     942
          Foreign exchange loss                                                      187                   1,129
          Entity subject to significant influence                                     --                      (7)
------------------------------------------------------------------------------------------------------------------
                                                                                  43,319                  30,876
------------------------------------------------------------------------------------------------------------------
      Changes in non-cash operating working capital items:
          Accounts receivable                                                      7,284                   9,356
          Work in progress                                                         1,118                  16,751
          Prepaid expenses and other current assets                              (17,441)                 (3,380)
          Accounts payable and accrued liabilities                                (3,308)                 (3,941)
          Income taxes                                                            (6,052)                (11,306)
          Deferred revenue                                                         2,634                   2,017
------------------------------------------------------------------------------------------------------------------
                                                                                 (15,765)                  9,497
------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                             27,554                  40,373
------------------------------------------------------------------------------------------------------------------

Financing activities
      Net variation of credit facility                                            21,363                  20,000
      Increase (Decrease) of other long-term debts                                (1,046)                 (1,173)
      Issuance of shares                                                         127,593                     174
      Share issue costs                                                           (5,500)                     --
------------------------------------------------------------------------------------------------------------------
Cash used for financing activities                                               142,410                  19,001
------------------------------------------------------------------------------------------------------------------

Investing activities
      Business acquisitions (net of cash)                                             --                 (54,471)
      Purchase of fixed assets                                                   (20,287)                 (2,987)
      Contract costs and other long-term assets                                  (39,806)                   (134)
------------------------------------------------------------------------------------------------------------------

Cash provided by (used for) investing activities                                 (60,093)                (57,592)
------------------------------------------------------------------------------------------------------------------

Foreign exchange (loss) gain on cash held in foreign currencies                      (49)                    330
------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                             109,822                   2,112
Cash and cash equivalents at beginning of period                                  46,008                  49,341
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                       155,830                  51,453
==================================================================================================================

Interest paid                                                                        450                     900
Income taxes paid and received                                                     6,504                  18,596
==================================================================================================================

                                                                                                                 4

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

Note 1 - Summary of significant accounting policies

These interim financial statements should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the year ended September 30, 2001.

On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1581, Business Combinaisons, and 3062, Goodwill and Other Intangible Assets. Under the revised section 1581, all business combinations are accounted for using the purchase method. Additionally, under the revised section 3062, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company is currently evaluating the impact of the transitional impairment test, and therefore has not yet assessed its effect on the Company's future consolidated net earnings and financial position.

On October 1, 2001, the Company reclassified its UK subsidiary company from integrated foreign operations to self-sustained foreign operations as a result of changes in the economic facts and cirumstances. Consequently, this subsidiary was accounted for using the current-rate method, which change was applied prospectively.

Note 2 - Capital Stock and Warrants

Capital Stock

Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Options

Under a stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceeding the date of grant. Each option must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

Warrants

In connection with the signing of strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at September 30, 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. The fair values of the warrants were estimated at their respective grant dates at $19,655,000 using the Black-Scholes option pricing model with the following assumptions : risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of 5 years.

In addition to the warrants to purchase up to 5,118,210 Class A Shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition the "Initial Warrants", CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A Shares and 697,044 Class B Shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Furthermore, subject to regulatory approval, the Company has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A Shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A Shares equal to the number of Class A Shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A Shares on the TSE on the date preceding the issuance of the Extended Warrants.

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

Note 2 - Capital Stock and Warrants (cont'd)

The following table presents information concerning capital stock issued and paid and all stock options and warrants as at December 31, 2001 :

Number of shares issued and paid                                                                            Number
-------------------------------------------------------------------------------------------------------------------

Class A subordinate shares                                                                             338,624,036
Class B shares                                                                                          40,799,774
-------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                                    379,423,810
Number of stock options (Class A subordinate shares)                                                    23,675,032
Number of warrants (Class A subordinate shares)                                                          9,680,268
-------------------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants                       412,779,110
===================================================================================================================

As at December 31, 2001 and September 30, 2001, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows :

                                                                                             December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Class A subordinate shares           Class B shares
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Number          Amount          Number          Amount
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $                               $
Balance, beginning of period                                             327,032,717       1,159,337      40,799,774          54,205
Issued for cash (1)                                                       11,110,000         124,988              --              --
Issued as consideration for business acquisitions                                 --              --              --              --
Fair value of options issued as consideration for business
  acquisitions                                                                    --              --              --              --
Options exercised                                                            481,319           2,605              --              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                   338,624,036       1,286,930      40,799,774          54,205
====================================================================================================================================

                                                                                              September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A subordinate shares            Class B shares
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Number          Amount          Number          Amount
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $                               $
Balance, beginning of period
Issued for cash (1)                                                      240,755,667         490,645      34,846,526           1,162
Issued as consideration for business acquisitions                                 --              --       5,953,248          53,043
Fair value of options issued as consideration for business
  acquisitions                                                            85,835,178         651,010              --              --
Options exercised                                                                 --          16,519              --              --
                                                                             441,872           1,163              --              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                   327,032,717       1,159,337      40,799,774          54,205
====================================================================================================================================

(1): On December 20, 2001 the Company issued 11,110,000 Class A Subordinate shares to the public for cash proceeds of $124,987,500 before share issue costs of $3,800,000 (net of income taxes of $1,700,000).

The following table presents information concerning all stock options granted to certain employees and directors by the Company as at December 31, 2001 and September 30, 2001.

                                                           December 31, 2001         September 30, 2001
-------------------------------------------------------------------------------------------------------
Number of options
Outstanding, beginning of period                                 24,223,852                  6,413,181
Granted                                                             407,446                 10,643,930
Granted as consideration for business acquisitions                       --                  8,424,502
Exercised                                                          (481,319)                  (441,872)
Forfeited and expired                                              (474,947)                  (815,889)
-------------------------------------------------------------------------------------------------------
Outstanding, end of period                                       23,675,032                 24,223,852
=======================================================================================================

                                                                                                      6

CGI Group Inc.
Notes to the consolidated financial statements
(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)


Note 2 - Capital Stock and Warrants (cont'd)

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31, 2001 and December 31, 2000.

-----------------------------------------------------------------------------------------------------------
                                                               Three months ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                                              2001
-----------------------------------------------------------------------------------------------------------
                                                      Net earnings      Number of shares         Per share
                                                      (numerator)         (denominator)            amount
-----------------------------------------------------------------------------------------------------------
                                                                   $                                      $
Net earnings available to common shareholders                 30,612         369,406,415               0.08
-----------------------------------------------------------------------------------------------------------
Dilutive options                                                               4,246,841
Dilutive warrants                                                              3,291,477
-----------------------------------------------------------------------------------------------------------

Net earnings available to common shareholders
and assumed conversions                                       30,612         376,944,733               0.08
===========================================================================================================

-----------------------------------------------------------------------------------------------------------
                                                              Three months ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                                              2000
-----------------------------------------------------------------------------------------------------------
                                                      Net earnings      Number of shares         Per share
                                                      (numerator)        (denominator)             amount
-----------------------------------------------------------------------------------------------------------
                                                                   $                                      $
Net earnings available to common shareholders                 10,422         275,663,540               0.04
-----------------------------------------------------------------------------------------------------------
Dilutive options                                                                 919,344
Dilutive warrants                                                                     --
-----------------------------------------------------------------------------------------------------------

Net earnings available to common shareholders
and assumed conversions                                       10,422         276,582,884               0.04
===========================================================================================================

Note 3 - Segmented information

The Company provides information technology services. Effective October 1, 2001, the Company changed it's organizational structure. The Company has three strategic business units ("SBU"), organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). The Company evaluates each SBU's performance under this structure and reports segmented information on that basis.

The following presents information on the Company's operations based on its new organizational structure.


=====================================================================================================
As at and for the three months                       Canada and            US and               BPS
ended December 31, 2001                                  Europe          Asia Pacific
-----------------------------------------------------------------------------------------------------
                                                               $                 $                  $
Revenue                                                  430,698            94,496             20,104
Operating expenses                                       355,366            89,593             14,751
-----------------------------------------------------------------------------------------------------
Operating earnings before:                                75,332             4,903              5,353
Depreciation and amortization                             19,132             4,159                770
-----------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill                         56,200               744              4,583
=====================================================================================================
Total assets                                           1,193,032           809,821             72,985
=====================================================================================================

As at and for the three months
ended December 31, 2000

Revenue                                                  294,027            37,977             18,160
Operating expenses                                       246,147            40,475             14,527
-----------------------------------------------------------------------------------------------------
Operating earnings before:                                47,880            (2,498)             3,633
Depreciation and amortization                             10,682               588                759
-----------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill                         37,198            (3,086)             2,874
=====================================================================================================
Total assets                                             709,832            99,510             84,435
=====================================================================================================

As at and for the three months                         Corporate        Intersegment           Total
ended December 31, 2001                             expenses and         elimination
                                                        programs
-----------------------------------------------------------------------------------------------------
                                                              $                 $                  $
Revenue                                                       --           (24,515)           520,783
Operating expenses                                         8,645           (24,515)           443,840
-----------------------------------------------------------------------------------------------------
Operating earnings before:                                (8,645)               --             76,943
Depreciation and amortization                                323                --             24,384
-----------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill                         (8,968)               --             52,559
=====================================================================================================
Total assets                                             199,324                ==          2,275,162
=====================================================================================================

As at and for the three months
ended December 31, 2000

Revenue                                                       --           (15,985)           334,179
Operating expenses                                         7,147           (15,985)           292,311
-----------------------------------------------------------------------------------------------------
Operating earnings before:                                (7,147)               --             41,868
Depreciation and amortization                                275                --             12,304
-----------------------------------------------------------------------------------------------------
Earnings before interest, income taxes
     and amortization of goodwill                         (7,422)               --             29,564
=====================================================================================================
Total assets                                              63,635                ==            957,412
=====================================================================================================

Note 4 - Comparative figures

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:  January 18, 2002                    By   /s/ Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary